JOSEPH STONE CAPITAL, LLC

585 Stewart Avenue, Suite L-60C

Mineola, New York 11530

June 14, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Maison Solutions Inc.
Registration Statement on Form S-1
File No. 333-272123
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Joseph Stone Capital, LLC, as the representative of the several underwriters, hereby joins in the request of Maison Solutions Inc. for acceleration of the effective date of the above-referenced registration statement on Form S-1, as amended (the “Registration Statement”), so that it becomes effective as of 4:30 p.m. Eastern Time on June 14, 2023, or as soon thereafter as possible.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities Act, we, acting on behalf of the several underwriters, wish to advise you that through this date, we distributed an aggregate of approximately 300 copies of the preliminary prospectus, dated June 9, 2023, forming a part of the Registration Statement, to selected our own registered representatives, underwriters, selected dealers, potential investors and others as is reasonable to secure adequate distribution of such preliminary prospectus.

The undersigned has complied and will comply, and has been informed or will be informed by any participating dealers that they have complied or will comply, with the requirements of Rule 15e2-8 under the Securities and Exchange Act of 1934, as amended.

[Signature Page to Follow]

U.S. Securities and Exchange Commission

June 14, 2023

Very truly yours,

JOSEPH STONE CAPITAL, LLC

As Representative of the Several Underwriters
Named in the Underwriting Agreement

By:	/s/ Damian Maggio
Name:	Damian Maggio
Title:	Chief Executive Officer

[Signature Page to Underwriters’ Acceleration Request]